                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           Darling International Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237266101
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                 Jacques Busquet
                         CREDIT LYONNAIS NEW YORK BRANCH
                           1301 Avenue of the Americas
                            New York, New York 10019
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 13, 2002
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box:
[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.
--------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Credit Lyonnais New York Branch          13-2674617
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [ ]

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      3      SEC USE ONLY


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      4      SOURCE OF FUNDS

                      OO(1)
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)

                      [ ]
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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Republic of France
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                                     7      SOLE VOTING POWER

                                            4,359,141
           NUMBER OF            ------------------------------------------------
             SHARES                  8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                        0
              EACH              ------------------------------------------------
           REPORTING                 9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                          4,359,141
                                ------------------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
               11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                         4,359,141
--------------------------------------------------------------------------------
               12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
               13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                         7%
--------------------------------------------------------------------------------
               14               TYPE OF REPORTING PERSON

                                         BK
--------------------------------------------------------------------------------

(1) Credit Lyonnais New York Branch obtained Common Stock in exchange for canceling indebtedness owed to it by Darling International Inc., a Delaware corporation (the "Issuer") under the terms of the Recapitalization Agreement dated as of March 15, 2002, as amended, among the Issuer, Credit Lyonnais New York Branch, as Agent and other banks party thereto (the "Recapitalization Agreement").



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                         AMENDMENT NO. 1 TO SCHEDULE 13D

      The Schedule 13D relating to Issuer is hereby amended as set forth below. Unless otherwise indicated, all terms referred to herein shall have the meaning as set forth in the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by adding the following thereto:

         The sole purpose of this Schedule 13D Amendment No. 1 filing is to report that Credit Lyonnais New York Branch has withdrawn from and disclaims inclusion in any group that may have been formed in connection with the closing of the Recapitalization Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety by the following paragraphs:

         As of May 13, 2002, Credit Lyonnais New York Branch beneficially owned 4,359,141 shares of Common Stock (or approximately 7% of the outstanding Common Stock) of the Issuer as follows:

                                             Sole          Shared          Sole           Shared       % of
                                            Voting         Voting      Dispositive     Dispositive    Common
                                            Power          Power          Power           Power        Stock
                                        --------------  ------------  --------------   -----------    ------
Credit Lyonnais New York Branch              4,359,141             0       4,359,141             0         7
                                        --------------  ------------  --------------   -----------    ------


    (c)  None, other than as set forth herein.

    (d)  Not applicable.

    (e)  Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 8, 2002
                                         CREDIT LYONNAIS NEW YORK BRANCH

                                         By:    /s/ JACQUES BUSQUET
                                         Name:  Jacques Busquet
                                         Title: Executive Vice President